Exhibit 99.3

ASX Announcement	1 September 2016

32 Greenhill Road, Wayville, South Australia 5034 ACN112 202 883

Telephone:  +61 8 8363 0388    Facsimile: +61 8 8132 0766    www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

Not for release or distribution in the United States

General Manager

The Company Announcements Office

Australian Securities Exchange

Sundance ADRs Trading on NASDAQ

Sundance Energy Australia Limited (ASX: SEA; NASDAQ: SNDE) is pleased to announce the implementation of a sponsored American Depositary Receipt (ADR) program with The Bank of New York Mellon. The ADRs will trade on the Nasdaq market (NASDAQ) under the symbol SNDE.  Each ADR represents ownership of 100 Sundance ordinary shares.  No additional ordinary shares were or will be issued in connection with implementation of the ADR program.

United States                                                                                                                                                                                                                                                                                               Australia

Eric McCrady, Managing                                                                                                                                                                                                                             Mike Hannell, Chairman

Director                                                                                                                                                                                                                                                                                                                             Tel: +61 8 8363 0388

Tel: +1 (303) 543 5703

This announcement has been prepared for publication in Australia and may not be released or distributed in the United States. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been, and will not be, registered under the US Securities Act of 1933 (as amended) and may not be offered or sold in the United States except in transactions exempt from, or not subject to, the registration under the US Securities Act and applicable US state securities laws.

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (ASX:  SEA) is an Adelaide-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA.

The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford and Mississippian/Woodford.

A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.com.au.

Summary Information

The following disclaimer applies to this document and any information contained in it (the “Information”). The Information in this presentation is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s other periodic and continuous disclosure announcements lodged with ASX Limited, which are available at www.asx.com.au. You are advised to read this disclaimer carefully before reading or making any other use of this document or any information contained in this document. In accepting this document, you agree to be bound by the following terms and conditions including any modifications to them.

Forward Looking Statements

This presentation includes forward-looking statements. These statements relate to Sundance’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

The forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this presentation and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this presentation sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.